June 27, 2007

Mr. James F. McCann, Chairman/CEO
1-800-Flowers.com, Inc.
One Old Country Road
Carle Place, NY  11514

Dear Jim:

Over the past year, my colleagues and I have had the opportunity to meet with you and other members of your management team on numerous occasions. During this time, we have gained an increasing appreciation for the significant value that you are creating by transforming the business and for the increased transparency that you have provided investors. We have grown our position accordingly and, as of June 22, 2007, RLR Capital Partners, LP and RLR Focus Master Fund, LP, beneficially own 1,307,000 Class A shares of 1-800-Flowers.com, Inc. in the aggregate, which represents approximately 5.1% of the outstanding Class A shares.

We have been impressed by the successful launch, highly profitable growth and market positioning of BloomNet, your wire service business. We believe that your acquisition of Fannie May Confections last year is truly a transformative deal and are excited by the strength of the brand, the management team and the manufacturing footprint that come with it. Further, we see Fannie May as a strong complement to your other Gourmet Food and Gift Baskets brands and know that you are in the early innings of leveraging the online sales and marketing expertise honed at your consumer floral business across all of the Gourmet Food and Gift Baskets brands. We are encouraged by your extensive enterprise-wide cost-cutting initiatives and the prospects for resultant higher margin growth. Lastly, we are supportive of your efforts to re-examine the Home and Children's Group segment, given its lower margin, lower growth profile.

We are appreciative of the time that you and your team have spent talking with us about the business and look forward to continuing our dialogue. As your free cash flow builds over the coming months and years, you will have capital structure and allocation opportunities. We remain confident that you will continue to pursue those opportunities which will most greatly enhance shareholder value.

We look forward to meeting with you again soon.

Very truly yours,

Robert L. Rosen